LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

04045648

BY MAIL

RECEIVED
2004 OCT 21 A 8:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

October 12, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of September 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Executive Legal Assistant

PROCESSED
OCT 22 2004
THOMSON
FINANCIAL

dlw 10/21

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD CORP.
RESOURCE EXPANSION PROGRAM
TRIPLES RESOURCE ON THE TIMMINS GOLD PROJECT

September 10, 2004

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today the new drill Indicated and Inferred Resource figures for the Timmins Gold Project, Ontario. The resource figures are National Instrument 43-101 compliant and have been externally audited by Watts, Griffis and McOuat Limited ("WGM"). **The new resource estimates are tabulated below. These resource estimates represent a 200% increase over the 2002 uncut resource and a 170% increase over the 2002 cut resource estimates.**

2004 Estimated Resources* (LAKE SHORE GOLD CORP.)

Category	Tonnes	Cut Grade Au (g/t)	Uncut Grade Au (g/t)	Contained Ounces Cut	Contained Ounces Uncut
Indicated	**1,369,000**	**10.96**	**16.45**	**482,000**	**724,000**
Inferred	**200,000**	**8.70**	**12.43**	**56,000**	**80,000**
Additional Inferred**	**1,000,000**	**4.07**	**4.07**	**131,000**	**131,000**

* Based on a 6 gram per tonne gold minimum cutoff and 50 gram per tonne gold cap, except the Footwall Zone that was cut to 30 grams per tonne gold.
** Additional Inferred Resources grading 3-6 grams per tonne gold.

2002 Estimated Resources* (HOLMER GOLD MINES LIMITED)**

Category	Tonnes	Cut Grade AU (G/T)	Uncut Grade Au (g/t)	Contained Ounces Cut	Contained Ounces Uncut
Indicated	422,000	13.68	17.78	185,600	241,230

*** Based on a 6 gram per tonne gold minimum cutoff and 50 gram per tonne gold cap.

The current resource numbers are based on the 2003-2004 drill program totaling 31,545 metres. This program included 25,804 metres of resource expansion drilling, 2,570 metres of resource definition in the upper 100 metres of the deposit and 3,190 metres of exploration drilling.

The current resource is based on a 1.5 metre minimum core length and a 6 gram per tonne gold cutoff. A 50 gram per tonne gold cap was applied to the high grade zones while a 30 gram per tonne gold cap was used for the lower grade Footwall Zone. The capping procedures were established by WGM based on a statistical evaluation of all drill data using the 97.5 percentile procedure. The shallower, higher grade hanging wall zones have been drilled on 25 metre sections while the deeper Ultramafic and Footwall zones that exhibit significantly greater widths and consistent grades, were drilled on 50 metre sections.

...more

The assays used in the resource estimates have been confirmed by 277 check assays performed at a second laboratory using existing pulps and 198 check assays on the coarse rejects, as described below. WGM also completed a site visit and independent assay verification.

The resource reported in 2002 was contained largely in high grade zones present from surface to 350 metres depth. This resource has been re-estimated as a result of infill drilling and the application of more stringent cutting procedures that cut each individual assay value not the composited interval gold value. This results in a smaller and more conservative indicated cut resource figure of 69% versus 77% of the uncut resource as reported in 2002.

The 2004 resource increase is due largely to a significant increase in the Indicated Resources contained by the wide Footwall and Ultramafic zones from 350 metres to 900 metres depth. The 2002 Indicated cut resource contained only 4,270 ounces of gold in the Ultramafic Zone while the 2004 Indicated cut resource contains over 200,000 ounces in the Ultramafic Zone.

Both the Ultramafic and Footwall zones and the newly identified Deep Zone remain open to the west and are currently being tested by drilling on section 4500E, located 100 metres west of the identified resource.

Previously reported metallurgical testing (see News Release dated January 8, 2004) on four composite, ten kilogram samples from the Main, Hangingwall, Footwall and Ultramafic zones, completed by SGS Lakefield Research, has indicated 91.6 to 98.8% gold recovery using standard cyanidation and gravity extraction. The gravity circuit alone reported 33% gold recovery for the Ultramafic Zone and 77.7% gold recovery from the Hangingwall Zone.

Daniel Innes, President of Lake Shore Gold Corp., said "The strength and consistent grades of the Ultramafic and Footwall zones have added a totally new dimension to the Timmins Gold Project. The new resource has added 482,804 ounces of gold to the uncut Indicated category at a very economic total cost of $C 7.60 per ounce, based on all project costs including exploration, environmental and administrative expenditures. Our next target will be to advance the resources to the 1.5 million ounce mark. The Ultramafic, Footwall and the new Deep Zones are all open to the west and will be aggressively explored with a second resource expansion program currently underway."

Lake Shore Gold Corp., as operator of the project, will continue to drill off the deposit, now on 100 metre sections located west of the known resource from 4500E to 4200E, and will initiate a surface exploration program to test for new mineralized zones.

A baseline environmental study is underway by Golder and Associates and will be completed by the fall of 2004. Lake Shore Gold will also initiate the environmental, engineering and socio-economic studies required to bring the project to pre-feasibility.

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. NQ size drill core is saw cut and half the drill

...more

core is sampled in standard intervals. All samples from the main mineralized horizons are sampled in 0.5 metre intervals unless dictated by geological contacts. These samples are all assayed using a pulp and metallics procedure while core from minor veining or mineralization is sampled in one metre intervals and assayed by 50 gram fire assay. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for analysis at ALS Chemex in Mississauga, Ontario. ALS Chemex is an ISO9002-2000 BSI Registered laboratory.

Standards and blanks were submitted every 25 samples and every 25th sample is re-analyzed by the lab. Every 20th sample was selected and re-assayed by Accurassay in Thunder Bay, Ontario. A total of 277 pulps were re-assayed and 198 coarse rejects were prepared and re-assayed. The re-sampling and assaying program resulted in a 0.97 to 0.996 correlation coefficient between assays from the two labs.

The resources disclosed in this news release have been estimated using definitions and guidelines that conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. The Indicated and Inferred Resources were audited by Watts, Griffis and McOuat Limited, an independent mining consulting firm based in Toronto.

The Timmins Gold program is being supervised by Jacques Samson (P.Geo), the Qualified Person for this Project.

The Timmins Gold Property is under option from Holmer Gold Mines. The above resource and total expenditures of $3.7 million to the end of June 2004 will allow Lake Shore Gold Corp. to vest for 50% of the Timmins Gold Property as defined in an agreement dated May 24, 2004 with Holmer Gold Mines Limited (see News Release dated May 27, 2003).

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, President
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD CORP.
OPTIONS PRICE/OGDEN PROJECT IN TIMMINS WEST CAMP

September 13, 2004

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that it has entered into two option agreements to acquire 100% of two properties located in Price, Ogden and Thornloe Townships.

The Ogden Property consists of six units adjoining the past producing Desantis Mine to the west. The Price Property consists of 126 units located in Price, Ogden and Thornloe Townships. The properties cover favourable geology on and north of the Destor Porcupine break. Previous work by Placer Dome and Inmet Mining has identified a porphyry body intruding ultramafic rocks with localized gold mineralization.

Under the terms of the agreements, which are subject to regulatory acceptance, Lake Shore Gold Corp. can earn 100% of both properties, subject to a 2% NSR, by expending $500,000 on exploration commitments and making cash payments of $155,000 over three years.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, President
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE COMPLETES EARN IN, TIMMINS GOLD PROPERTY, ONTARIO

September 21, 2004

Vancouver, BC – **Lake Shore Gold Corp. (LSG–TSXV)** announced today that it has met the requirements of its agreement with Holmer Gold Mines Limited to acquire a 50% interest in the Timmins Gold Property, 18 kilometres west of the city of Timmins, Ontario. The Timmins Gold Property has a defined gold resource and is located on the western end of the Timmins Camp, the largest gold mining camp in North America. The Timmins Camp has produced more than 70 million ounces of gold since its discovery in the early 1900's.

Lake Shore has incurred exploration expenditures in excess of $2,500,000, made cash payments of $250,000 and has issued 150,000 Lake Shore common shares to Holmer. In addition, Lake Shore has confirmed that the Timmins Gold Property contains an indicated mineral resource of at least 500,000 ounces of gold. Having met the requirements of its agreement with Holmer, Lake Shore has now earned an undivided 50% interest in the Timmins Gold Property. Lake Shore has confirmed (see News Release dated September 10, 2004) that the Timmins Gold Property contains an indicated mineral resource of 724,000 ounces gold (grade uncut), which mineral resource estimate has been externally audited by Watts, Griffis and McOuat Limited, Consulting Geologists and Engineers ("WGM").

Lake Shore is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, President
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com